Exhibit 21.1
SUBSIDIARIES OF PRAXIS PRECISION MEDICINES, INC.

Name	Jurisdiction of Formation / Incorporation
Praxis Security Corporation	Massachusetts
Praxis Medicines International Holdings, LLC	Delaware
Praxis Precision Medicines India Private Limited	India